Filed pursuant to Rule 424(b)(3)

File No. 333-259133

PGIM PRIVATE REAL ESTATE FUND, INC.

SUPPLEMENT NO. 4 DATED OCTOBER 2, 2024

TO THE PROSPECTUS AND THE STATEMENT OF ADDITIONAL INFORMATION

DATED APRIL 26, 2024

This supplement (“Supplement”) is part of and should be read in conjunction with the prospectus (as supplemented to date, the “Prospectus”) and statement of additional information (“SAI”) of PGIM Private Real Estate Fund, Inc. (the “Fund”), dated April 26, 2024. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus and SAI.

The purpose of this Supplement is to provide an update on a recent acquisition of assets, seed investment commitments and the Fund’s credit facility.

Recent Asset Acquisition

On September 27, 2024, the Fund closed on an approximately $15.5 million equity commitment for a 166-unit existing multifamily community in Napa, CA that is 96% leased. The multifamily community is located in Napa Valley near employment opportunities, including those in the wine and hospitality industries across Napa and Sonoma counties, local amenities and necessity retail. The multifamily community offers workforce housing in an area with a limited new housing supply.

Seed Investment Commitment

Prudential Financial, Inc., though its affiliates, agreed to increase its seed capital commitment to the Fund from $150 million to $250 million to allow the Fund to make additional investments. The Fund has used and will continue to use such seed capital to invest in opportunities consistent with its investment objective and strategies.

Credit Facility

On September 18, 2024, the Fund closed on a $100 million revolving credit facility with Standard Chartered Bank serving as administrative agent (the “Credit Facility”). The Fund will utilize the Credit Facility for general corporate purposes, including investment activities, property acquisitions and working capital. The Credit Agreement contains customary covenants that, among other things, may limit the Fund’s ability to pay distributions in certain circumstances and engage in certain transactions, including mergers and consolidations. In addition, the Credit Agreement may be subject to early termination under certain conditions and may contain other provisions that could limit the Fund’s ability to utilize borrowing under the agreement. An affiliate of the Manager has provided a guaranty, including as to the repayment of loans outstanding. For more information on the Fund’s use of leverage, see “Leverage” in the Prospectus.